EXHIBIT 21
SUBSIDIARIES OF THE REGISTRANT

	State of
Name of Subsidiary	Incorporation	Percent Owned
1) GlasCraft, Inc.	Indiana	100%
2) Cohesant Materials Inc. f/n/a Raven Lining Systems, Inc.	Oklahoma	100%
3) American Chemical Company	Missouri	100%
4) CIPAR Services Inc. (1)	Delaware	100%
5) CIPAR Inc.	Delaware	100%
6) CuraFlo of British Columbia Ltd.	British Columbia	100%
7) Cohesant Infrastructure Protection and Renewal of Canada Ltd.	Canada	100%

(1)  A wholly owned subsidiary of CIPAR Inc.